Exhibit 99.1

BANCO ESPÍRITO SANTO, S.A.

Public Traded Company

Registered Office: Av. da Liberdade, 195, Lisboa

Registered share capital: Euro 1,500,000,000

Mat. No. 1607 CRCL

Corporate Registration no. 500852367

GENERAL SHAREHOLDERS’ MEETING

Notice of Meeting

Under the terms of the law and the Company’s bylaws, I hereby call the shareholders of BANCO ESPÍRITO SANTO, SA. to the Annual General Meeting to be held on March 26, 2003, at 10:30 a.m., at HOTEL RITZ – Salão Nobre, Rua Rodrigo da Fonseca, 88, in Lisbon, with the following Agenda:

1 – To deliberate on the Management Report, Balance Sheet, and remaining reporting documents for fiscal 2002.

2 – To deliberate on the Consolidated Management Report, Consolidated Balance Sheet and remaining consolidated reporting documents for fiscal 2002.

3 – To deliberate on the proposed distribution of earnings.

4 – To make a general assessment of the Bank’s administration and supervision.

5 – To deliberate on whether or not to maintain the group relation with the companies whose share capital is fully held by the Bank, under the terms and for the purposes of paragraph c), no. 2, Article 489 of the Company Law Act.

Requirements for participation in the General Meeting and for exercising voting rights:

a)	Only those shareholders owning at least one hundred shares registered in their name no later than fifteen days prior to the date of the meeting are entitled to participate in the meeting;
b)	Each one hundred shares will be entitled to one vote. Shareholders owning less than one hundred shares may form a group under the terms of the law;
c)	The time limit for reception of the instruments of representation of shareholders and indication of the representatives of corporate shareholders ends on March 21, 2003;
d)	Shareholders wishing to participate in the General Meeting should request from the authorized financial agent where their shares are registered the respective blocking up to the close of the Meeting, and communication thereof by letter addressed to the Chairman of the General Meeting, to be received no later than on March 21, 2003;
e)	Under the terms and for the purposes of article 110, Decree-Law no. 298/92, of December 31, a list of shareholders whose stakes in the Bank’s share capital exceed 2% as well as the respective stakes held will be made public.

Postal votes are admitted. Voting instructions, enclosed in a sealed envelope and addressed to the Legal Department (Avenida da Liberdade no. 195-14, Lisbon), should be received in the Company no later than 06:00 p.m. of the fifth business day prior to the day designated for the General Meeting.

The shareholders should group voting instructions by each point of the agenda, seal each group of voting instructions in envelopes mentioning outside the point of the agenda they are referring to. All the envelopes should be sealed in another envelope, together with the documents that enable the shareholder to participate in the General Meeting, and sent to the Chairman of the General Meeting with the sender properly identified. The shareholder’s signature in each voting instruction should be authenticated by a notary public or certified by the Company.

The voting instructions are available in the Legal Department of the Company or in the company website (www.bes.pt).

The proposals that will be submitted to consideration and approval by the General Meeting, as well as the information elements and documents referred to in Articles 288 and 289 of the Company Law Act, will be available for consultation by shareholders at the Company’s headquarters for a period of fifteen days prior to the date of the General Meeting.

Lisbon, February 11th 2003

The Chairman of the General Meeting

(Carlos Fernando Olavo Corrêa de Azevedo)